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                             December 12, 2022

       Wai Lau
       Chief Executive Officer
       Intelligent Group Ltd
       6/F, Wing On Cheong Building
       5 Wing Lok Street
       Sheung Wan, Hong Kong

                                                        Re: Intelligent Group
Ltd
                                                            Amendment No. 3 to
Draft Registration Statement on Form F-1
                                                            Submitted November
15, 2022
                                                            CIK No. 0001916416

       Dear Wai Lau:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 3 to Draft Registration Statement on Form F-1 submitted November 15, 2022

       Prospectus Summary
       Permission Required From Hong Kong and Chinese Authorities, page 7

   1. We note your response to comment 1, as well as your revised disclosure. Please revise to address the basis for
your disclosure that "[w]e also understand that IGL, IJL and ITL are not required to obtain
any permissions or approvals from any Chinese authorities to operate their
businesses as of the date of this prospectus." For example, disclose whether you relied on an
opinion of counsel or alternatively are relying on management's internal assessment and discuss
such assessment. Please make conforming changes on your
                                                        prospectus cover page
and in your risk factor on page 14.
 Wai Lau
Intelligent Group Ltd
December 12, 2022
Page 2
Unaudited Condensed Consolidated Statements of Income, page F-22

2. We reviewed your response and revisions in response to comment 4. Dividends exceed earnings in the current year. In these situations, pro forma per share data should give effect to the increase in the number of shares which, when multiplied by the offering price, would be sufficient to replace the capital in excess of earnings being withdrawn.
      This is true even if the stated use of offering proceeds is other than for the payment of dividends. Refer to SAB Topic 1:B.3. In addition, since the dividend is reflected in your financial statements for the six months ended May 31, 2022, please remove the November
      31, 2021 pro forma balance sheet information on page 12.
        You may contact Tatanisha Meadows at 202-551-3322 or Adam Phippen at 202-551-
3336 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Jennifer L pez Molina at 202-551-
3792 with any other questions.



                                                          Sincerely,
FirstName LastNameWai Lau
                                                          Division of
Corporation Finance
Comapany NameIntelligent Group Ltd
                                                          Office of Trade &
Services
December 12, 2022 Page 2
cc:       Lawrence Venick
FirstName LastName